                                   FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 1997


                        Commission file number 000-21919

                       DRANSFIELD CHINA PAPER CORPORATION
             (Exact name of Registrant as specified in its charter)


                    Territory of the British Virgin Islands
                (Jurisdiction of incorporation or organization)

                           36-42 Pok Man Street, 2/F
                          Mongkok, Kowloon, Hong Kong


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        Common Stock - 9,800,000 Shares
                  -------------------------------------------
                  Series A Preferred Stock - 2,300,000 Shares


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes  X          No
                     -----          -----

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X                Item 18
        -----                     -----

                               TABLE OF CONTENTS

Item 1.     Description of Business ...................................1

Item 2.     Description of Property ...................................4

Item 3.     Legal Proceedings .........................................4

Item 4.     Control of Registrant .....................................4

Item 5.     Nature of Trading Market ..................................5

Item 6.     Exchange Controls and Other Limitations Affecting
            Security Holders ..........................................5

Item 7.     Taxation ..................................................7

Item 8.     Selected Financial Data ...................................8

Item 9.     Management's Discussion and Analysis of Financial
            Conditions and Results of Operations ......................9

Item 10.    Directors and Officers of the Company ....................19

Item 11.    Compensation of Directors and Officers ...................22

Item 12.    Options to Purchase Securities from the Company ..........22

Item 13.    Interest of Management in Certain Transactions ...........22

Item 14.    Description of Securities to be Registered ...............23

Item 15.    Defaults Upon Senior Securities ..........................23

Item 16.    Changes in Securities and Changes in Security for
            Registered Securities ....................................23

Item 17.    Financial Statements .....................................24

Exhibit List .........................................................24

SIGNATURES ...........................................................25

Exhibit 1

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         The Company is currently a 95%-owned subsidiary of Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman Islands company which was founded by Sir Kenneth Fung, CBE, JP, in the 1940s to market and to distribute consumer products in Hong Kong. Dransfield Holdings has four business divisions - a consumer electronics division which distributes household appliances under the brand names of AIWA and Turbo; a paper business conducted by the Company, which bought and sold a Proctor & Gamble "Tempo" brand-name paper handkerchief, which the Company distributed to retailers until June 1997, and which business division is expanding its operations to include paper manufacturing and distribution of its own brand-name paper products; a food and beverage division which has breweries in China and the United Kingdom, an edible oil factory in China, and which distributes alcoholic and non-alcoholic beverages in Hong Kong; and a logistics and services division which provides warehousing, deliveries, repair, exhibition and buying-program services to affiliated and non-affiliated companies in Hong Kong and China.

         The Company's parent, Dransfield Holdings, has been listed on the Hong Kong Stock Exchange since April 1993.

         The business of the Company was conducted until February 26, 1997, by Dransfield Paper Holdings Limited, which merged with the Company on that date.

         The purpose of the merger was to transfer, from the Hong Kong Stock Exchange to the Nasdaq Stock Market in the U.S., Dransfield Holdings' equity in its paper business division. The paper business dates back to 1975, when A Dransfield & Co. Ltd., a wholly-owned subsidiary of Dransfield Holdings Limited (the parent of the Company), secured the exclusive distribution for Tempo paper handkerchiefs in Hong Kong and Macau. In 1994 Dransfield Paper, before its merger with the Company, succeeded to this business from its sister company and continued to develop a substantial distribution network principally through supermarkets, drug stores and newspaper stands for Tempo handkerchiefs.

         The Company's earlier ability to consistently achieve market share of more than 40% of the paper handkerchiefs market in Hong Kong, through its sales of Tempo-brand handkerchiefs, represented an excellent base for the Company's preparation to manufacture and distribute its own "D&F" branded paper products which commenced in August 1997, and thus, in June 1997, the Company ceased distributing the Proctor & Gamble's Tempo product. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook."

         In November 1994, the Company undertook to establish business contacts and to gain experience in buying waste paper, which it did both on an indent basis (a pre-sold basis) and on an agency basis, all in support of its plan to expand its business to that of an integrated manufacturer and distributor of hygienic paper products for consumers. See below, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Sales, and Outlook." This paper merchanting operation was organized through the formation of a subsidiary company named C.S. Paper Holdings (International) Limited, which conducted the following operations:

         o A paper agency company, Central National Hong Kong Limited, through a joint venture with Central National Gottesman, Inc., a U.S. company, which paper agency company was sold pursuant to an agreement dated March 27, 1997, to one of its beneficial owners, and

         o A paper trading company in Hong Kong, Dransfield Paper (HK) Trading Limited, which sold and still sells packaging grade papers on an indent basis or from stock.

         In August 1997, the Company commenced production of its D&F brand-name paper products at a paper converting facility it established situated in Conghua in the city of Guangzhou, Guangdong Province in Southern China a major step in its plan to expand its operations to those of a vertically-integrated hygienic paper producer and distributor in some of the largest population and fastest growing economies of China as well as in Hong Kong. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook."

THE PAPER INDUSTRY IN CHINA

         China has more than 5,000 paper mills with the majority of them producing less than 10,000 metric tons a year. In 1992 there were 16.2 million metric tons of paper and paper boards produced and 1.2 million metric tons of hygienic paper produced by these paper mills.

         Annual per capita consumption of hygienic paper in China is only a small fraction of that in the West. For instance, the annual per capita consumption of hygienic paper in the U.S. is 18.6 kilograms, in Hong Kong is 5 kilograms, and in China is less than 1 kilogram.

         It is the Company's belief that most of the paper mills that are producing hygienic paper in China are under-financed, poorly managed, and producing low-quality products. The Company is building two paper mills that target the medium- and premium-quality paper products markets in which there is little competition. The only competition in these markets from an international company is Scott Shanghai (now owned by Kimberly-Clark), which has a plant with an output of 14,000 metric tons a year.

         Despite recent double-digit economic growth in China and projected annual growth of 8%, the Company's management assumes that the majority of consumers in China will not afford themselves the luxury and expense of hygiene paper products sold at premium prices for several more years to come. Nevertheless, the Company proposes to position itself in the premium-priced products market at the same time it develops the medium-priced and medium-quality market, because of the huge size of these two markets. The paper market targeted by the Company covers 10% of the population of China, which is equivalent to a market base almost half the size of that of the U.S.

DEPENDENCE ON MAJOR CUSTOMERS AND SUPPLIERS. The Company distributes its paper products through two sister companies, Dransfield Trading Limited and

Dransfield Pacific Limited, neither of which relies on any single customer for 10% or more of its consolidated revenues. It does not have and does not anticipate significant backlogs, because orders are usually met out of stock within four days after receipt of an order. The indent business consists of orders received in advance at least 30 days on a back-to-back basis. The Company did depend entirely on Proctor & Gamble and its manufacturers for the supply of Tempo paper handkerchiefs the Company distributed, but this business activity ceased in June 1997.

         As for business in the PRC, because raw materials are subject to import duty, profits could be affected for a short period of time when the government raises the duty. However, the current direction of the PRC government is for a reduction in duties, not an increase.

RESEARCH AND DEVELOPMENT. The Company has not incurred any significant expenditures on research and development activities.

ENVIRONMENTAL CONTROLS. It is anticipated that the Chinese Government will increase its requirements for environmental controls. With this in mind, the Company is installing and employing environmental control standards that meet U.S. standards, which are higher than those currently required by the PRC.

         With respect to Paper Mill No. 2, the environmental controls proposed by and being installed by the Company have been approved by the Provincial authorities and the Central Government. The paper mills will use an enzymatic process as the deinking agent, which employs a biological agent rather than the traditional chemical process. Approximately 90% less chemicals will be used. The entire deinking process has been designed by in-house U.S. and European experts assisted by an independent consultant. The effluent output is mostly clay, which can be used as a construction material, and the effluent water will be treated in lagoons. Similar environmental controls are proposed for Paper Mill No. 1 and are expected to be approved by the Provincial authorities and the Central Government.

         The effluent water, after treatment, will meet the standards set by the Chinese Government for biological oxygen demand (BOD), chemical oxygen demand (COD), suspended solids (SS) and pH.

         The Company's waste treatment process and plants have been designed by specialists in the U.S. but are being built locally in China.

         The Company does not anticipate having to pay any significant environmental clean-up costs in its operations other than as part of its regular operating requirements, because prior to actual installation of the equipment, the company's environmental procedures will have met the local authority requirements and approval.

NUMBER OF EMPLOYEES. On March 31, 1997 the Company employed 85 persons. Once the operation in Conghua goes into full operation, the number of employees will increase substantially, as it will when installation of the deinking and tissue making operations commence at the paper mills.

VENUE OF SALES. Less than 10% of sales during the year ended March 31, 1997 were attributable to exports to China. Most of the sales for the last three fiscal years were in Hong Kong.

PATENTS, COPYRIGHTS AND INTELLECTUAL PROPERTY.

         The Company holds no patents, copyrights or intellectual property other than trade marks established for its new paper products for the consumer market. The Company is not aware of any patents, trademarks, licenses, franchises and concessions that would affect its business and production described herein.

ITEM 2.      DESCRIPTION OF PROPERTY.

         CONGHUA - PAPER MILL NO. 1.

         The Company has the land use rights to 16,011 square meters in a development zone in Conghua, Guangzhou, PRC on which it has constructed a paper conversion plant and warehouse, a conference center, and a 52-room guest house. The recycled pulp production and paper making facilities are planned to be located on a tract of approximately 35,000 square meters in Xinhui, near Guangzhou, on a major river with ready access to road and river transportation facilities, near other manufacturers of tissue and industrial grades of paper, and with an abundant supply of electricity.

         JIANGYIN - PAPER MILL NO. 2.

         The Company and its joint venture partners have a 50-year land use agreement with the local authority in Jiangyin for a 65,000 square meters tract on which Paper Mill No. 2 is being constructed. The tract is adjacent to a navigable river, accessible to a nearby major highway, near other manufacturers of industrial grade papers, and adequate to meet medium-term expansion needs. Electricity is provided by Jiangsu Huaxi Holdings Corporation, a PRC government corporation, one of the joint venture partners.

         OFFICE FACILITIES.

         The Company rents office facilities in Hong Kong from another subsidiary corporation of its parent, Dransfield Holdings, and shares these facilities with other subsidiary corporations of Dransfield Holdings.

ITEM 3.      LEGAL PROCEEDINGS.

         Neither the Company nor any of its property is a party to or the subject of any material pending legal proceedings other than ordinary routine litigation incidental to its business.

ITEM 4.      CONTROL OF REGISTRANT.

         The Company is a 95%-owned subsidiary of Dransfield Holdings Limited ("Dransfield Holdings"), a Cayman company which is listed on the Hong Kong Stock Exchange.

         The following table sets forth, as of September 19, 1997, information with respect to any person known to the Company to be the beneficial owner of more than ten percent of the Company's Common Stock and the total amount of the Company's Common Stock beneficially owned by the officers and directors as a group:

                                                                     Percent
                  Owner                          Amount Owned        of Class
                  -----                          ------------        --------

         Dransfield Holdings Limited             13,600,000(1)         95.4%

         Officers and Directors as a
             Group (11 persons)                  13,626,786            95.6%

-------------------------

         (1) Represents sole voting and investment powers with respect to these shares.

ITEM 5.      NATURE OF TRADING MARKET.

OUTSIDE THE UNITED STATES

         There is currently no trading market outside the United States for the Company's Common Stock or its Callable Warrants.

INSIDE THE UNITED STATES

         The Company's Common Stock is listed for trading on the Nasdaq SmallCap Market under the symbol DCPCF. There is no trading market for the Callable Warrants.

         The Common Stock commenced trading in the U.S. on April 2, 1997. The reported high and the low sales prices have been as follows:

                                    High             Low
                                    ----             ---
          1997, 2nd Quarter        $5.25            $2.50
          1997, 3rd Quarter        $4.875           $3.25

         There have been no reported trades in the Company's Callable Warrants.

         Of the 14,250,000 outstanding shares of Common Stock, 550,000 shares are held in the United States by approximately 1,350 record holders and 13,700,000 shares are held in Hong Kong by three shareholders, one of whom, Dransfield Holdings Limited, a Cayman corporation, owns 13,600,000 shares. Of the 946,004 Callable Warrants, 500,000 warrants are held in the United States by eight record holders and 446,004 warrants are held in Hong Kong by one record holder, Dransfield Holdings Limited.

ITEM 6.      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
             HOLDERS.

         The business of the Company is conducted in and from Hong Kong and the People's Republic of China ("the PRC") in Hong Kong dollars and the PRC

Renminbi. Periodic reports made to U.S. shareholders are expressed in U.S. dollars using the then-current exchange rates.

         The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of the Renminbi into U.S. dollars must be based on the People's Bank of China ("PBOC") Rate. The PBOC Rate is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In line with the unification of the two exchange rates, the Renminbi was revalued at HK$1.00=RMB1.12 and US$1.00=RMB8.70 on January 3, 1994. Since revaluation, the exchange rate has fluctuated between a range of US$1.00 = RMB8.30 and US$1.00 = RMB8.70.

         The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

                                                 NOON BUYING RATE(1)
                                     ------------------------------------------
PERIOD             PERIOD END        AVERAGE(2)           HIGH              LOW
------             ----------        ----------           ----              ---
                           (EXPRESSED IN RMB PER US$)
1989                 4.7339            3.8149            4.7339            3.7314
1990                 5.2352            4.8175            5.2352            4.7334
1991                 5.4478            5.3431            5.4478            5.2352
1992                 5.7662            5.5309            5.9007            5.4124
1993                 5.8145            5.7769            5.8245            5.7076
1994                 8.6044            8.6402            8.7128            8.5999
1995                 8.3374            8.3692            8.3993            8.3543
1996                 8.3284            8.3395
1997                 8.3264            8.3495

------

Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Notes:

(1) The Noon Buying Rate did not differ significantly from the Official Rate prior to January 1, 1994, the date on which the Official Rate was abolished. Prior to the adoption of the PBOC Rate, there was a significant degree of variation between the Official Rate and the rates obtainable at Swap Centers, such as the Shanghai Swap Center. After January 1, 1994 and the unification of the foreign currency exchange system there have not been significant differences between the Noon Buying Rate, the PBOC Rate and the Shanghai Swap Center Rate. As of March 28, 1997, the Noon Buying Rate was US$1.00 = RMB8.33.

(2) Determined by averaging the rates on the last business day of each month.

         The Hong Kong dollar is freely convertible into the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S.
dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, the Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, whereby certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing bank to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of US$1.00 = HK7.80. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent of U.S. dollars at the fixed rate. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

         The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate system which applies to the issue of Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated significantly from the level of HK$7.80 to US$1.00. See "Selected Financial Data." The Hong Kong government has stated its intention to maintain the link at that rate. The Hong Kong government has stated that is has no intention of imposing exchange controls in Hong Kong and that the Hong Kong dollar will remain freely convertible into other currencies (including the U.S. dollar). The PRC and the United Kingdom agreed in 1984 pursuant to the Joint Declaration of the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the People's Republic of China on the Question of Hong Kong ("the Joint Declaration") that, after Hong Kong became a special administrative region of the PRC on July 1, 1997 (the "SAR"), the Hong Kong dollar will continue to circulate and remain freely convertible. However, no assurance can be given that the SAR government will maintain the link at HK$7.80 to US$1.00, if at all.

         The Company is organized under the laws of the British Virgin Islands ("the BVI"). The relevant BVI law imposes no limitations on the rights of nonresidents or foreign owners to hold or vote securities of the Company, nor are there any charters or other constituent documents of the Company that would impose similar limitations.

ITEM 7.           TAXATION.

         There are no British Virgin Islands ("BVI") governmental laws, decrees or regulations affecting the remittance of dividends or other payments to nonresident holders of the Company's securities. U.S. holders of the securities of the Company are subject to no taxes or withholding provisions under existing BVI laws and regulations. By reason of the fact that the Company conducts no business operations within the BVI, there are no applicable reciprocal tax treaties between the BVI and the U.S. that would affect the preceding statement that there are no BVI taxes, including withholding provisions, to which U.S. security holders are subject under existing laws and regulations of the BVI.

ITEM 8.           SELECTED FINANCIAL DATA.

         The following selected financial data for the five years ended March 31, 1997, are derived from the audited consolidated financial statements of the Company and of Dransfield Paper Holdings Limited, with whom the Company merged on February 26, 1997. The translation from Hong Kong dollars into U.S. dollars for the 1997 data is at US$1.00 equals HK$7.7497, the conversion rate prevailing on March 31, 1997. The data should be read in conjunction with the consolidated financial statements and the related notes, which are included elsewhere in this annual report.


                                                              Years ended March 31,
                                    --------------------------------------------------------------------------------
                                      1993           1994          1995          1996           1997           1997
                                    HK$'000        HK$'000       HK$'000       HK$'000        HK$'000        US$'000
                                    -------        -------       -------       -------        -------        -------
Income Statement Data:
Net Sales(1)                         65,322        78,387        94,359        307,047        147,244        19,000

Income before interest and
  income taxes and minority           2,049         4,809         6,951         13,443          2,144           274
  interests

Interest income/(expenses),
  net(1)                               (131)           60          (198)        (5,603)        (1,810)         (234)

Provision for income taxes             (336)         (960)       (1,130)        (1,391)          (762)          (98)

Income after income
  taxes but before minority
  interests                           1,582         3,909         5,623          6,449         (2,243)         (289)

Net income(1)                         1,582         3,909         5,215          5,034         (1,154)         (149)

Pro forma income per share ($)          N/A           N/A           N/A            N/A          (0.10)        (0.01)

                                                                          As at March 31,
                                    --------------------------------------------------------------------------------
                                      1993           1994          1995          1996           1997           1997
                                    HK$'000        HK$'000       HK$'000       HK$'000        HK$'000        US$'000
                                    -------        -------       -------       -------        -------        -------
Balance Sheet Data:
Fixed assets(2)                      12,644        12,780        25,467         57,880        128,797         16,620

Total assets(2)                      41,629        69,216        91,518        176,577        215,102         27,756

Long term liabilities(3)             --             --             --           73,459        120,652         15,569

-------------------------

(1) For a discussion of the reasons for the significant changes in certain selected financial data between fiscal years 1995, 1996 and 1997, see below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the subsections thereof as follows:
         for "Net Sales" in the table above, see "Sales" below; for "Interest income/(expenses), net" above, see "Interest Expense" below; and for "Net income" above, see "Net income" below.

(2) Total assets increased to US$27.8 million in 1997, an increase of US$5 million over 1996 which had seen an increase of US$11 million over 1995. The 1996 increase over 1995 was mainly attributable to increased accounts receivable of US$5.4 million, increased inventories of US$1.2 million and fixed assets acquisition of US$3.7 million. The 1997 increase of US$5 million over 1996 is mainly attributable to US$3.9 million due the Company from fellow subsidiaries and an increase of US$9.2 million in fixed assets.

(3) Long-term liabilities are composed mainly of US$13.8 million owed to the Company's parent, Dransfield Holdings Limited. In 1995 this loan was classified as a current liability.

         The following table sets forth certain information concerning exchange rates between Hong Kong dollars and U.S. dollars for the periods presented, expressed in HK$ per US$:

         Calendar
         Period           Period End        Average      High          Low
         ------           ----------        -------      ----          ---
         1991               7.7800          7.7713      7.8025       7.7155
         1992               7.7430          7.7412      7.7765       7.7237
         1993               7.7280          7.7348      7.7650       7.7230
         1994               7.7375          7.7284      7.7530       7.7225
         1995               7.7323          7.7354      7.7665       7.7300
         1996               7.7330          7.7348      7.7440(1)    7.7310(1)

-------------------------

Source: Federal Revenue Bank of New York.

Note: The average rates were determined by averaging the noon buying rate in New York for cable transfers payable in New York in foreign currencies on the last business day of each month.

(1) Average High and Low are through 9/17/96; average highs and lows are no longer published and, therefore, not available for 12/31/96.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere. See "Financial Statements." All dollar amounts are in Hong Kong dollars unless otherwise noted.

OVERVIEW

         The Company had no business until it merged on February 26, 1997, with Dransfield Paper Holdings Limited ("Dransfield Paper"). The financial statements included herein (see "Financial Statements") and the references below to the Company's business operations refer also to Dransfield Paper's financial statements and business operations before the merger, to which the Company succeeded upon its merger with Dransfield Paper. Further, the financial information appearing in the financial statements for the year ended March 31, 1994 are almost entirely the results of operations of a predecessor company, A. Dransfield & Co. Ltd., which also is a wholly-subsidiary of Dransfield Holdings, the parent of the Company, and relate almost entirely to the paper distribution business conducted that year by A. Dransfield & Co. Ltd. Dransfield Paper succeeded to this business and then merged with the Company. Certain vertical integration activities (see "Outlook" below) are reflected in the statements of operation and cash flows for the fiscal years ended March 31, 1995, 1996 and 1997.

RESULTS OF OPERATIONS.

         The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 1997:

Year ended March 31                  1995        1996         1997
-------------------                  ----        ----         ----
Sales                                 100.0%      100.0%       100.0
Cost of sales                          80.9        89.6         90.2
                                      -----       -----        -----
Gross margin                           19.1        10.4          9.8
                                      -----       -----        -----

Selling, general and
  administrative expenses              11.5         7.7         11.0
Interest expense                        0.1         1.8          1.3
Other income and expenses, net          2.0        (0.7)        (1.2)
                                      -----       -----        -----
                                       13.6         8.8         11.1
                                      -----       -----        -----

Net income                              5.5%        1.6%        (0.0%)
                                      -----       -----        -----

SALES.

         Sales for 1997 decreased approximately HK$159.8 million (US$20.6 million) or 52% from the prior year as compared with an increase of HK$212.7 million (US$27.5 million) or 225% in 1996 over 1995. The fluctuations were due to the institution and, then, contraction of paper merchanting activities, in an effort to obtain experience and establish business contacts for a planned expansion into hygienic paper manufacturing. These paper merchanting activities were commenced in November 1994 and amounted to HK$24.4 million (US$3.1 million) in the five months of operations in fiscal 1995, increased markedly by HK$207.2 million (US$26.7 million), or 851%, in 1996 and then decreased by HK$164.5 million (US$21.2 million), or 77%, in 1997. The expansion in 1996 and, then, contraction in 1997 in sales in paper merchanting activities was the result of decisions made regarding the selection of suppliers and customers, decisions based upon the experiences of 1995 and 1996. Sales of the Tempo brand handkerchief for 1997 increased approximately HK$4.7 million (US$606,000) to HK$80.1 million (US$10.3 million), or 6%, over 1996 as compared with an increase of HK$5.5 million (US$707,600) to HK$75.5 million (US$9.7 million), or 8%, over 1995. In June 1997 the Company terminated its distributorship of Proctor & Gamble's Tempo paper handkerchiefs, preparatory to the Company's distributing its own manufactured "D&F" branded products, which commenced in August 1997.

GROSS MARGIN.

         Gross margin decreased by HK$17.6 million (US$2.3 million) in 1997 or 54% from 1996 as compared with an increase of HK$14.1 million (US$1.8 million) in 1996 or 78% over 1995. As a percentage of sales, however, the 1997 gross margin decreased to 9.8% of sales from 10.4% of sales in 1996 and 19.1% of sales in 1995. The 1997 decrease from the 1996 level was due largely to a decrease in the gross margin of sales of Tempo-brand paper handkerchiefs as a result of a new distribution agreement with a fellow subsidiary of Dransfield Holdings Limited (see Item 13), the earlier prospect of which being a major reason for the Company's decision to integrate its activities and develop its own brand of paper products, but due also to a decrease in the gross margin of the paper merchanting business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

         Selling, general and administrative expenses for fiscal 1997 decreased by HK$7.6 million (US$975,000) or 32% below 1996. In 1996 these expenses increased HK$12.9 million (US$1.7 million) or 119% over 1995. The 1996 increase was attributable to an increase in business activities in paper merchanting. The 1997 decrease was due to a reduction in the paper merchanting business and a new distribution arrangement with a fellow subsidiary of Dransfield Holdings Limited (see Item 13). The two-year disparity reflected a continuation of the expenses noted above for 1996 associated with expanding the Company's paper business to a vertically-integrated, hygienic paper producer and distributor.

INTEREST EXPENSE.

         The interest expenses of $62,000 in fiscal 1995, $736,000 in fiscal 1996 and $238,000 in fiscal 1997 were attributable mainly to the financing of the Company's paper merchanting activities. The substantial increase in interest expense in fiscal 1996 over fiscal 1995 was due to the substantial increase in such trading, and the 68% decrease in 1997 from 1996 reflected a reduction in bank loans caused by reduced activities in paper merchanting.

NET INCOME.

         The Company had a net loss of HK$24,000 (US$3,000) in 1997 compared with net income of HK$5.0 million (US$650,000) in 1996 and net income of HK$5.2 million (US$673,000) in 1995. The Company had earlier projected net earnings for fiscal 1997 of HK$2.7 million (US$350,000), which projection had been taking into account $354,000 in compensation received from a minority shareholder. This compensation ultimately was accounted for, however, as a capital contribution in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The 1997 decrease also reflects HK$1.8 million (US$234,000) in reorganization expenses associated with the Company's merger in late fiscal 1997 with Dransfield Paper Holdings Limited and losses in paper merchanting activities not overcome by modest gains in profits from sales of Tempo paper handkerchiefs. Dransfield Paper's management has reduced its paper merchanting activities to the initial needs of its planned paper mills. Yet the activities, begun in November 1994 and conducted during a period of great volatility in prices, are believed by Dransfield Paper to have been successful in establishing its credibility and business contacts among suppliers of waste paper. Sourcing raw materials will be a critical part of Dransfield Paper's planned vertical integration of its paper business.

BALANCE SHEET ITEMS. Significant changes in several balance sheet items occurred from 1996 to 1997, in particular accounts receivable, inventories, fixed assets, and shareholders' equity. These changes reflect the reduction of the Company's operations of the high volume, large inventory, and low gross margin paper merchanting activities. The increase in "Amount Due from Subsidiary" is the result of a new distribution arrangement with respect to paper products, as detailed in Item 13. The increase in fixed assets from HK$57.8 million (US$7.5 million) in 1996 to HK$123.1 million (US$15.9 million) in 1997 reflecting the acquisition of plant and equipment for Paper Mill Nos. 1 and 2, and the conversion into capital stock of HK$26.6 million (US$3.4 million) in debt owed to the Company's parent, Dransfield Holdings Limited. Shareholders' equity increased to HK$33.3 million (US$4.3 million) in fiscal year 1997 from HK$5.1 million (US$0.6 million) in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES.

         The Company had positive cash flows from operations of HK$17.3 million (US$2.2 million) in 1997 compared with negative cash flows from operations of HK$5.6 million (US$0.7 million) in 1996 and HK$10.9 million (US$1.4 million) in 1995. The improvement in 1997 was attributable primarily to decreases in accounts receivable of HK$64.2 million (US$8.3 million) and in inventories of HK$9.4 million (US$1.2 million). The acquisition of fixed assets and equipment for its planned paper business expansion (see "Outlook" below) reduced cash flow by HK$6.0 million (US$767,000) in 1997 and by HK$5.9 million (US$772,000) in 1996. The 1995 and 1996 shortfalls in liquidity were provided by advances from Dransfield Holdings and bank loans, with loans from one also being used to pay down the other in succeeding years. Fiscal 1997, however, saw a HK$23.8 million (US$3.1 million) reduction in bank loans, and a HK$26.7 million (US$3.4 million) conversion of debt to capital stock. Significant capital expenditures have been both made and committed with respect to the acquisition, refurbishment, and installation of equipment, land and buildings for the Company's planned paper business expansion. Additional capital expenditures of HK$79 million (US$10.2 million) must be made to complete the first two paper mills, and additional capital expenditures of approximately HK$233 million (US$30 million), not yet obtained or committed, must be made should the Company be able to complete its proposed third and fourth paper mills, as follows:

                                                     $000s
                                      ---------------------------------------------
                                                     To Be
Capital Requirement                   Purchased     Purchased         Timing
-------------------                   ---------     ---------         ------
MILL NO. 1:
Used Deink Line (Belgium)                                             Apr 96
Used Paper Making Machine (USA)                                       Nov 96-Apr 97
Used Paper Converting (USA, Japan)                                    Jan 96
Land & Building (USA)                                                 Jan 95-Oct 95
                                        -------
         Sub-Total                      $ 7,020
New Auxiliary Equipment (China)                     $ 1,900           Jan 97-Oct 97
New Environmental Control
  Equipment (China/USA)                               1,400           Jan 97-Oct 97
Infrastructure (China)                    1,000       1,000           Dec 96-Oct 97
                                        -------     -------
         Sub-Total                      $ 8,020     $ 4,300

MILL NO. 2:
Used Deink Line (USA)                                                 Jan 96
Used Paper Making Machine (Belgium)                                   Jan 96
Used Paper Converting (USA, Japan)                                    Apr 96
Land & Building (USA)                                                 Sep 96-Dec 97
                                        -------
         Sub-Total                      $ 4,900
New Auxiliary Equipment (China)                     $ 3,200           Nov 96-Nov 97
New Environmental Control
  Equipment (China/USA)                               2,000           Jan 97-Nov 97
Infrastructure (China)                      800         700           Nov 96-Sep 97
                                        -------     -------
         Sub-Total                      $ 5,700     $ 5,900

MILL NO. 3:
Used Paper Making Machine               $ 1,000                       Nov 96-Apr 97
                                        -------
(USA)
         Sub-Total                      $ 1,000

MILL NO. 4:
Used Paper Making Machine               $ 1,000                       Nov 96-Apr 97
                                        -------
(USA)
         Sub-Total                      $ 1,000
                                        -------     -------
                  TOTAL                 $15,720     $10,200

         The source of funds for these capital expenditures for Paper Mill Nos. 1 and 2 was as follows:

         o $10 million advance from parent, Dransfield Holdings in November 1996 and April 1997, and

         o $6.5 million advance from Dransfield Holdings from January through August 1997.

         The proposed sources of funds for Paper Mill Nos. 3 and 4 are as follows:

         o $2.75 million by November 1997 from the exercise of 500,000 U.S. Callable Warrants distributed to 8 persons in the Spinoff-Merger transaction between Dransfield Paper and the Company,

         o $2.45 million by December 1997 from the exercise of 446,004 Merger Callable Warrants distributed to Dransfield Holdings in the Spinoff-Merger transaction between Dransfield Paper and the Company, and

         o $30 million by December 1997 from the sale of shares of the Company in a rights offering with standby underwriters.

         Of the advances from Dransfield Holdings to complete Paper Mills Nos. 1 and 2, $5 million were converted into Common Stock of the Company in May 1997 at $5 a share. The proposed source of funds for Plant Nos. 3 and 4 would involve the issuance of equity securities by the Company and, accordingly, represent potential dilution to the Company's shareholders.

OUTLOOK.

         The statements contained in this Outlook are based on current expectations. These statements are forward looking, and actual results may vary materially.

         The Company's earlier ability to consistently achieve a market share of more than forty percent of the paper handkerchiefs market, through its sale of Tempo-brand handkerchiefs, represented an excellent base from which a vertically-integrated, multi-products, consumer hygienic paper manufacturing and distribution business could be built. Such a business expansion began to be planned in 1993. Business contacts in the buying and selling of unfinished paper were made. Business alliances for two plants in China were made. Material capital expenditures were both made and committed, and the first paper converting plant is operational.

         In June 1997 the distributorship agreement with Proctor & Gamble for Tempo-brand handkerchiefs was terminated in preparation for the introduction by the Company of its own "D&F"-brand paper products in August 1997. As part of this distribution termination, Proctor & Gamble purchased from the Company the right to use the Company's name as its distributor to September 1997.

         Paper merchanting activities were started in November 1994 for the purpose of establishing business contacts and acquiring skill in buying raw materials, the quality and mix of which would bear directly on the Company's competitiveness and profitability later in recycling waste paper into pulp, making tissue paper, converting tissue paper into finished hygienic paper products and selling the products to consumers. After a year - fiscal 1996 - of high volume in sales and highly volatile paper prices, the Company reduced its paper merchanting activities to the initial needs of its planned paper mills. From average monthly turnover volume of $2.5 million in 1996 and an operating profit of $1,192,000 for fiscal 1996, the Company had average monthly turnover of only $721,000 in fiscal 1997 and an operating loss of $362,000 for fiscal 1997. Yet the activities were successful in establishing credibility and business contacts among suppliers of office waste paper. Current paper merchanting activities are breaking even or are marginally profitable.

         The Company's vertical integration plans embrace the following activities, one of which is operational but all of which are still in the development stage:

         o Recycled pulp production. Waste paper will be processed into recycled pulp. Until needed for its own further processing, approximately half of this would be offered for sale to other companies in China with paper mills and approximately half would be supplied to the Company's own paper making operation.

         o Paper making. Paper making machines will process recycled pulp into jumbo rolls. Until needed for its own further processing, approximately half of the production would be offered for sale to other companies in China with paper converting plants and approximately half would be supplied to the Company's own paper converting plants.

         o Paper converting. Jumbo rolls of paper will be converted into finished paper products, such as bathroom tissue, facial tissue, napkins and handkerchiefs, which finished paper products will be packaged and distributed to customers.

         TIMING OF THE EXPANSION. The business expansion is planned to take place in two phases, Phase One being the development and completion of Paper Mills No. 1 and No. 2 and Phase Two being the development and construction of Paper Mills No. 3 and No. 4. The projected dates for the completion and commencement of operations of the plants in each of the four paper mills are as follows:

                           Recycled Pulp         Paper               Paper
                            Production           Making            Converting
                            ----------           ------            ----------
Phase 1:  Under construction
--------  ------------------
  Paper Mill No. 1         February 1998        March 1988        Operational
  Paper Mill No. 2         December 1997        December 1997     February 1998

Phase 2:  Planned.  Not under construction
--------  --------  ----------------------
  Paper Mill No. 3         December 1998        December 1998     December 1998
  Paper Mill No. 4         June 1999            June 1999         June 1999

                  PAPER MILL NO. 1. The Company invested $6 million in establishing a paper conversion plant, a conference center, and a research and development center in Conghua in the city of Guangzhou, Guangdong Province in southern China. The paper conversion plant tested production in August 1996, came on stream in August 1997, and converts jumbo rolls of paper into such products as toilet tissue, paper handkerchiefs, napkins and facial tissue. Its maximum capacity is approximately 30 metric tons a day. It will also serve as a training and as a research and development center to develop the Company's paper business. An expert plant manager with 30 years' experience was brought from the U.S. to manage and supervise this plant and to develop a capable production team to spearhead the Company's expansion.

         Distribution of paper products from the paper conversion plant commenced in August 1997 under the Company's brand name "D&F."

Distribution of Proctor & Gamble's "Tempo"-brand paper handkerchiefs ceased in June 1997 due to the conflict in interest which would exist once distribution of D&F products commenced. The Company cannot provide assurance that this transition from distributing a product manufactured by another company to manufacturing and distributing its own branded products will be successful or that profitable operations, if achieved, will come quickly.

         A used de-inking plant for recycled pulp production was purchased in Belgium, dismantled, shipped to China in May 1996, and is planned to commence operations by February 1998 with an output capacity of approximately 90 metric tons a day. The targeted customers for half of the recycled pulp production of this plant are located in the Pearl River delta area, which is within 8 miles from this mill, which customers have present annual demand exceeding 800,000 metric tons.

                  PAPER MILL NO. 2. The Company will invest approximately $13 million for a 60 percent controlling voting interest and a 48 percent equity interest in a paper mill to be established in the city of Jiangyin in Jiangsu Province 90 minutes west of Shanghai, China.

         Paper Mill No. 2 is owned by a Sino-foreign equity joint venture among the Company, Jiangsu Huaxi Holdings Corporation and Broadsino Investment Company Ltd. ("Broadsino"). The joint venture company, Jiang Ying
Dransfield Paper Co. Ltd. ("Jiang Ying") is 40 percent owned by Jiang Su
Huaxi Holdings Corporation and 60 percent owned by Dransfield Broadsino
Paper Holdings Limited ("Dransfield Broadsino Paper"), a company 80 percent owned by the Company and 20 percent owned by Broadsino. The Company has agreed to provide Broadsino's equity contribution (approximately $1.8 million) to the joint venture through a loan to Broadsino bearing compound interest at the rate of 6% a year.

         The project site is located adjacent to a tributary of the Yangtze River, which tributary will supply water to the paper mill. The Chinese partners are contributing a 12,000-kilowatt-hour, coal-fired, power plant for their 40% interest in the joint venture. The power plant is currently supplying electricity to other plants nearby and will supply the required amount of electricity and steam to the paper mill.

         Unsorted office waste will be purchased directly from U.S. suppliers such as Weyerhaeuser, Smurfit, Allan & Co., and Rock-Tenn. The Company will also make use of other grades of waste paper to reduce its cost of production.

         A used 120-metric-tons-a-day de-inking plant for recycled pulp production has been purchased from Georgia Pacific Company in the U.S., and a used 28-metric-tons-a-day paper making plant has been purchased from VPK in Belgium. Both arrived in China in May and July 1996.

         Until needed for its own end products, it is estimated that less than half of the 120-metric tons-a-day recycled pulp production will be used in Paper Mill No. 2's own tissue paper plant and more than half of the production shall be offered for sale to other paper mills in the Jiangsu and Zhejiang Provinces, which have an annual demand of 1,400,000 metric tons.

         Operations are scheduled to commence at the recycled pulp production plant by December 1997, at the paper conversion plant by February 1998, and at the paper making plant by December 1997.

                  PAPER MILLS NO. 3 AND 4. Complete paper mills - plants for recycled pulp production, paper making, and paper conversion - are planned for two other areas. One is in northern China in the Tianjin area, and the other is in western China in the Sichuan area. These two paper mills will be installed after the first two mills, now under construction, are operational. Subject to funding, the Company's plans envision the commencement of full operations at Paper Mills No. 3 and 4 by the last quarter of 1998 and the first quarter of 1999, respectively. Considerable equipment has already been acquired for the paper conversion plants for Paper Mills No. 3 and No. 4.

         The Company's plans include recycling waste paper into pulp, which is against the trend in China of importing virgin fiber. The Company estimates that, until needed for its own end products, approximately half of its recycled paper will be allocated to its own paper converting and tissue making facilities and half will be allocated for sale to other China paper mills that produce packaging grade cartons and hygienic paper. The Company's survey indicates that the present annual demand for recycled pulp and jumbo rolls, such as the Company expects to produce, in the areas that would be served by its 4 planned paper mills, and the annual production of these 4 planned paper mills, are as follows:

                                                              The Company's
                                                              Planned
                                             Potential        Maximum
                                             Demand           Production
   Phase I     Province/City                (Metric Tons)    (Metric Tons)
   -------     -------------                -------------    -------------

    No. 1      Guangdong Province              861,022          60,000
    No. 2      Jiangsu Province                767,050          72,000
    No. 2      Zhejiang Province               679,100
    No. 2      Shanghai Municipality           234,547
                                             ---------         -------
                      Total                  2,541,719         132,000

                                                              The Company's
                                                              Planned
                                             Potential        Maximum
                                             Demand           Production
   Phase II    Province/City                (Metric Tons)    (Metric Tons)
   --------    -------------                -------------    -------------
    No. 3      Tianjin Municipality            221,400          60,000
    No. 3      Beijing Municipality            101,000
    No. 3      Heibei Province                 128,000
    No. 4      Sichuan Province                238,750          60,000
                                             ---------        --------
                      Total                    689,150         120,000

         The Company's planned production represents only 4 percent of the annual requirements of the targeted markets.

         Over recent years the price of virgin pulp has ranged from $390 to $960 a metric ton. The price of office waste paper in the U.S. has ranged from $20 to $250 a metric ton. For instance, prices in September 1996 were $610 (cost and freight from U.S. West Coast to China) for virgin pulp plus $12.20 duty, or $622.20 a metric ton, compared with $165 (cost, freight and duty) for office waste paper. Recycling costs in China are estimated to average $200 a ton and not to exceed $250 a metric ton. There is little recycled fiber in China, which fiber sells at prices 5 to 10 percent cheaper than virgin fiber. The Company expects that the net operating margin of its paper recycling division will range from 10 to 15 percent.

         The Company has purchased equipment and is planning to make, into jumbo rolls, various grades of hygienic paper from approximately half of its recycled pulp. Until needed for its own end products of consumer hygienic paper, it plans to offer for sale to other paper mills in China approximately half of the production of jumbo rolls of hygienic paper it makes. It expects that the net operating margin of this division will range from 11 to 16 percent.

         With reference to the volatility of the prices of virgin pulp and office waste paper and the plans of the Company to offer to other China paper mills, until required for its own needs, approximately half of its production both of recycled fiber and of jumbo rolls of hygienic paper, the table below illustrates, pro forma, how its planned integrated facilities would dampen the effects of price volatility with respect to profit margins:

                                             ($ a Metric Ton)
                             August 1995        March 1996        March 1997
                             -----------        ----------        ----------
1.    Virgin Pulp Cost          $960               $390              $520

2.    Secondary Fiber
      -Raw Material
       (Office Waste)           $170-250           $ 20-70           $ 30-100
      -Freight Cost               80                 80                50
      -Processing Cost
       (Average)                 200                200               200
                                --------           --------          --------
                                $450-530           $300-350          $280-350

3.    Profit Margin
      -Recycled Pulp(1)         High               Low               Medium
      -Jumbo Roll(1)            Medium             Low               Medium
      -Finished Products        Low                High              Medium

--------------------------

(1) Until needed for its own production of consumer hygienic paper products, approximately half of this production is planned to be available for sale to other paper mills in China.

         From mid-1994 through March 1997, the price of virgin pulp experienced the most volatility in the last thirty years.

         Finally, the Company's paper converting facility in Plant No. 1 is in operation and the equipment for Plant No. 2's paper converting facility has been purchased and is expected to be operating in February 1998. It plans to convert and market relatively high grade hygienic paper, using the distribution channels it developed for the Tempo paper handkerchiefs and expanding its distribution network through working with small paper converter companies who have established distribution networks for lower grade products. The Company expects its net operating margin in this division to range from 18 to 23 percent.

         The expansion into manufacturing and distribution commenced August 1997 of its own branded paper products is the first exposure in the market place for the Company's long-planned and partially-executed vertical business expansion. It is accompanied by the cessation of the distribution of Proctor & Gamble's Tempo-brand paper handkerchief, which has been the backbone of the Company's business since inception.

         The Company's D&F branded products are initially being manufactured by it in its Paper Mill No. 1. Four products will be made for distribution by the Company, with the mill capacity for each product initially set as follows:

                       Product                  Percent
                       -------                  -------
                  Paper handkerchiefs              9
                  Tissues                         21
                  Napkins                         18
                  Toilet rolls                    52

The Company expects its gross margins on sales to be greater than the margins it received distributing Proctor & Gamble's manufactured Tempo-brand paper handkerchief. Further, the Company will be distributing four products, not one. In any event, past operating results, which are based on distributing Tempo products, are not indicative of future results, which will be influenced to a major extent by still unproven manufacturing operations.

         The Company's future results of operations and the other forward-looking statements contained in this Outlook, in particular the statements regarding achievement of its expansion plans, capital spending, costs of office waste paper and virgin fiber, and marketing, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: volatility of prices of office waste paper and virgin fibers, risk of nonpayment of accounts receivable, inability of the Company to obtain its necessary capital, political instability in China, inflation, unforeseen competition, weather, loss of personnel as a result of accident or for health reasons, funding delays, supply interruption, currency fluctuation, market changes, government interference, or change of laws.

ITEM 10.          DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

         Set forth below are the names, and terms of office of each of the directors, executive officers and significant employees of the Company and a description of the business experience of each.

                                                         Office
                                                         Held         Term of
       Person                     Office                 Since        Office(1)
       ------                     ------                 ------       ---------
Horace YAO Yee Cheong, 51      Deputy Chairman           Apr 1994     Apr 1998
                               and Chief Executive
                               Officer

Warren MA Kwok Hung, 40        Treasurer and             Apr 1994     Apr 1998
                               Secretary, Director

Jeremy LU Yuen Tong, 39        Assistant to              Feb 1996     Apr 1998
                               Chief Executive
                               Officer, Director

Thomas J. KENAN, 65            Director                  Mar 1997     Apr 1998

Jan YANG, Ph.D., 36            Director                  Apr 1997     Apr 1998

James MADISON, 47              General Manager           May 1996     Apr 1998
                               of Pulp
                               and Paper

CHOW Yeung Chee, 56            Plant Manager of          Jan 1996     Apr 1998
                               Guangzhou Dransfield
                               Paper Ltd.

Manuel ALVAREZ, 61             General Manager           Apr 1995     Apr 1998
                               of paper con-
                               verting operations

Eddy WU, 38                    General Manager           Dec 1996     Apr 1998
                               of Tissue Paper
                               Distribution

Joseph PANKRATZ, 42            Technical Manager         Sep 1996     Apr 1998
                               of Pulp and Paper
                               Making

--------------------------

(1) Subject to earlier removal without cause by the directors of Dransfield.

EXECUTIVE DIRECTORS.

         HORACE YAO YEE CHEONG. Mr. Yao spent 17 years with Arthur Young & Company, international accountants, where he worked in accounting and business advisory services and rose to managing partner covering Hong Kong and the PRC. Mr. Yao's responsibilities include strategic planning, business development, administration and management of the Group. Mr. Yao holds a master of business administration degree from a university in the U.S. and is a certified public accountant in the U.S., Australia and Hong Kong.

         WARREN MA KWOK HUNG. Mr. Ma is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Society of Accountants. He spent 16 years in the accounting profession of which 10 years are with Dransfield Holdings. He holds a Higher Diploma in Accountancy from Hong Kong Polytechnic University.

         JEREMY LU YUEN TONG. Mr. Lu has over sixteen years of international experience in banking, general management and direct investment in Hong
Kong, Southeast Asia, Canada and China. He graduated from the University of Southern California in Finance and Accounting. Mr. Lu is an Executive Director of the Company, assisting Mr. Horace Yao in corporate planning and finance.

NONEXECUTIVE DIRECTORS.

         THOMAS J. KENAN. Mr. Kenan has 34 years experience as a practicing attorney in the United States, primarily in securities, corporation, and business reorganization law. He holds a master's of comparative laws degree from New York University.

         JAN YANG, PH.D. Dr. Yang is the founder, president and technical director of EDT, a bioindustrial company based in Georgia specializing in providing products and technical service to the pulp and paper industry. Dr. Yang holds a bachelor of science degree in chemical engineering from Tianjin University of Light Industry in China, and a doctor of philosophy degree in biotechnology from Royal (Swedish) Institute of Technology. He has published over 20 scientific articles and holds numerous patents related to pulp and paper manufacturing. He is also an honorary professor at Tianjin University of Light Industry.

SENIOR EXECUTIVES.

         JAMES MADISON. Mr. Madison has more than 24 years experience in tissue paper making and converting. He holds a bachelor of science degree in mechanical engineering from a university in the U.S.

         CHOW YEUNG CHEE. Mr. Chow has more than 31 years experience chemical engineering and managing manufacturing plants. He has a bachelor of science degree in chemistry.

         MANUEL ALVAREZ. Mr. Alvarez has more than 30 years experience in the paper converting business in the U.S. Prior to joining the Group, he was the Vice President of Production of a major paper company in the U.S.

         EDDY WU. Mr. Wu has a master's of business administration degree and more than 13 years' experience in managing factories and being responsible for sales and marketing for several Chinese consumer product companies, the last of which was a large company listed on the Hong Kong Stock Exchange.

         JOE PANKRATZ. Mr. Pankratz has more than 24 years' experience in recycled pulp and paper making, working for Fort Howard Paper and for Pope & Talbot. He specializes in the design of effluent treatment processes.

ITEM 11.          COMPENSATION OF DIRECTORS AND OFFICERS.

         The directors and officers of the Company received from it and its subsidiaries an aggregate of US$564,241 of compensation in the last fiscal year for their services in all capacities. There are no present plans, arrangements, or understandings concerning any change in compensation for them. The Company has no pension, retirement or similar benefits for directors and officers pursuant to a plan contributed to by the Company.

ITEM 12.          OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY.

         WARRANTS. The Company has outstanding 946,004 Callable Common Stock Purchase Warrants (the "Callable Warrants"). Each Callable Warrant entitles the holder to purchase one share of Common Stock of the Company for $5.50 and expires August 26, 1998. The Company can accelerate the expiration date by "calling" the warrants, on not less than 30 days' notice, provided the closing bid price of the Common Stock as reported on the Nasdaq Stock Market averages $8.00 a share or higher for the ten consecutive trading days ending the day before the date notice of the call is given.

         Directors of the Company hold 20,000 of the Callable Warrants, as of August 31, 1997.

         STOCK OPTION PLAN. The Company has adopted a stock option plan ("the Plan"), the major provisions of which Plan are as follows:

         Nontransferable options may be granted by the directors to employees and executive officers of the Company. The options are for 4-year terms but may not be exercised during the first year. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's Common Stock during the five trading days prior to the grant of the option or, if the Common Stock is not trading, not less than the net book value per share of the Company's Common Stock as reflected in the Company's most recent balance sheet. The total number of shares of Common Stock which can be subject to the options at any time, both under this plan and otherwise, shall not exceed 10 percent of the number of shares of Common Stock then outstanding. No person can be granted options which, if fully exercised, would result in that person's owning more than 25% of the outstanding shares of Common Stock after such exercise. Some 625,000 options have been granted under the Plan by the Company in September 1997 at an exercise price of $2.80, of which 467,000 options were granted to and are held by directors and officers of the Company.

ITEM 13.          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Since its inception in March 1994, the Company's predecessor, Dransfield Paper, and since the merger on February 26, 1997, between Dransfield Paper and the Company, the Company have had transactions with fellow subsidiary companies (that is, companies which are subsidiaries of Dransfield Holdings Limited) in which Mr. Horace Yao, chief executive officer and a director earlier of Dransfield Paper and now of the Company, had a direct or indirect interest as a director or as a beneficial shareholder. The fellow subsidiary companies provided accounting services, electronic data processing, and building lease and management services, all at rates believed by the directors of Dransfield Paper and now the Company to be at approximately normal commercial rates. It is proposed that such transactions will continue during the present fiscal year. The amounts involved are not deemed to be material by the Company.

         Similarly, the Company and its predecessor have had, since April 1996, and still have, transactions with Dransfield Trading Limited, a subsidiary of Dransfield Holdings Limited which employs and accounts for the activities of the sales personnel and for the distribution in Hong Kong and Macau not only of the Company's Tempo products but of the consumer products distributed by other business divisions of Dransfield Holdings Limited (see "Business - General"). Under a new distribution agreement, Dransfield Trading Limited is responsible for marketing and administration of the sales of paper handkerchief products. The Company believes that its use of Dransfield Trading Limited in this manner results in lower distribution costs for a sales force. The Company has continued to make use of Dransfield Trading Limited for the sales and distribution of its own D&F- branded paper products, distribution of which products commenced in August 1997.

         Mr. Jan Yang was elected a director of the Company in May, 1997. He is the president of EDT (Enzymatic Deinking Technologies) of Norcross, Georgia. EDT is a specialty chemical provider to the pulp and paper industry. It produces and sells naturally occurring enzymatic products for specific applications in pulp and paper mills with emphasis on the deinking process. The Company, after consideration of EDT's products and different products offered by EDT's competitors, initially proposes to use EDT's enzymatic products in the Company's paper mills. To the knowledge of the Company, EDT's enzymatic product cannot be obtained elsewhere in the volume expected to be needed. Other, competing types of chemicals are available at less cost per pound but generally at more total cost, due to the need for more pounds of product to achieve a desired result. No purchases have yet been made by the Company of EDT's enzymatic products.

ITEM 14.          DESCRIPTION OF SECURITIES TO BE REGISTERED.  Inapplicable.

ITEM 15.          DEFAULTS UPON SENIOR SECURITIES.

         There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the Company or any of its significant subsidiaries exceeding five percent of the total assets of the Company and its consolidated subsidiaries.

ITEM 16.          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                  SECURITIES.

         Information describing the registered securities of the Company is contained in a Form F-1 Registration Statement filed with the Securities and Exchange Commission, Commission file number 333-11641. There are no material modifications, limitations, or changes that have occurred with respect to such information.

ITEM 17.          FINANCIAL STATEMENTS.

     The financial statements of the Company appear as follows:

     Report of Independent Auditors ..................................     F-1
     Consolidated Balance Sheets as of March 31, 1996 and
          March 31, 1997 .............................................     F-2
     Consolidated Statements of Income for the years ended
          March 31, 1995, March 31, 1996, and
          March 31, 1997 .............................................     F-3
     Consolidated Statements of Cash Flows for the years ended
          March 31, 1995, March 31, 1996, and
          March 31, 1997 .............................................     F-4
     Consolidated Statements of Changes in Shareholders' Equity
          for the years ended March 31, 1995,
          March 31, 1996, and March 31, 1997 .........................     F-5
     Notes to Consolidated Financial Statements ......................     F-6

EXHIBITS. The following exhibits are filed as a part of this annual report:

Exhibit No.

     1 Modification to Exhibit 21 previously filed as part of Form S-1 (Commission File No. 333-11637) - List of all subsidiaries of Dransfield China Paper Corporation.

     2 Contracts and other documents of a character required to be filed as an exhibit to an original registration statement which were executed or in effect during the last fiscal year and not previously filed.

                  None.

     3 List of all parents or subsidiaries of the registrant. This is filed as Exhibit 1 above as a modification to a previously filed exhibit.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DRANSFIELD CHINA PAPER CORPORATION


Date:  September 19, 1997                By  /s/ Horace Yao Yee Cheong
                                           --------------------------------
                                           Horace Yao Yee Cheong,
                                           Chief Executive Officer

                         REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
         Dransfield China Paper Corporation


         We have audited the accompanying consolidated balance sheets of Dransfield China Paper Corporation and subsidiaries as of March 31, 1996 and 1997 and the related statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dransfield China Paper Corporation and subsidiaries at March 31, 1996 and 1997, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with accounting principles generally accepted in the United States of America.






Hong Kong
25 August 1997

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1996
                               AND MARCH 31, 1997
       (Amounts in thousands, except number of shares and per share data)

                                                               Notes      1996       1997        1997
                                                                           HK$        HK$         US$
                                                               -----   --------   --------   --------
ASSETS
Current assets
    Cash and bank balances                                                  853      3,254        420
    Accounts receivable, net                                       6     85,480     21,255      2,743
    Inventories, net                                               7     21,866     12,441      1,605
    Prepaid expenses                                                      2,392      4,359        562
    Due from fellow subsidiaries                                   8         --     29,902      3,858
                                                                       --------   --------   --------
Total current assets                                                    110,591     71,211      9,188
Fixed assets                                                       9     57,880    123,161     15,892
Loan to a related company                                         10      6,230     13,366      1,725
Deposit for fixed assets                                                  1,510      1,011        131
Deferred tax asset                                                 5        166        517         67
Other assets                                                                200        200         26
                                                                       --------   --------   --------
                                                                        176,577    209,466     27,029
                                                                       ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Bank loans and overdrafts, secured                            11     40,530     16,718      2,157
    Accounts payable                                                     19,198      8,050      1,039
    Accrued liabilities                                                   3,741      7,007        904
    Income tax payable                                             5      1,028        719         93
    Due to holding company                                        12      1,884         --         --
    Due to fellow subsidiaries                                     8     17,724     15,851      2,045
    Due to a minority shareholder                                 13      7,000      2,103        271
                                                                       --------   --------   --------
Total current liabilities                                                91,105     50,448      6,509
Minority interests                                                        6,944      5,101        658
Due to holding company                                            12     67,229    107,286     13,844
Loan from a related company                                       10      6,230     13,366      1,725
                                                                       --------   --------   --------
                                                                        171,508    176,201     22,736
Commitments and contingencies                                     14         --         --         --
Shareholders' equity:
Common stock, no par value,
    40,000,000 shares authorized;
    9,800,000 (1996: 9,300,000) issued, and fully paid up                 3,001      3,004        388
Preferred stock, no par value,
    10,000,000 shares authorized;
       Convertible preferred stock - Series A;                    22
          2,300,000 shares issued and outstanding                            --     26,687      3,444
Contributed surplus                                               23         --      1,530        197
Retained earnings                                                         2,068      2,044        264
                                                                       --------   --------   --------
Total shareholders' equity                                                5,069     33,265      4,293
                                                                       --------   --------   --------
Total liabilities and shareholders' equity                              176,577    209,466     27,029
                                                                       ========   ========   ========



                 The accompanying notes form an integral part
                  of these consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
     FOR THE YEARS ENDED MARCH 31, 1995, MARCH 31, 1996 AND MARCH 31, 1997

       (Amounts in thousands, except number of shares and per share data)


                                                   Notes     1995        1996        1997        1997
                                                             HK$          HK$         HK$         US$
                                                   -----   --------    --------    --------    --------
Net sales:
    Paper handkerchiefs
       - third parties                                       64,693      68,011          --          --
       - fellow subsidiaries                         15       5,314       7,480      80,180      10,346
    Other paper products to third parties                    24,352     231,556      67,064       8,654
                                                           --------    --------    --------    --------
                                                             94,359     307,047     147,244      19,000
Cost of sales:
    Paper handkerchiefs                                     (54,099)    (61,086)    (68,705)     (8,866)
    Other paper products                                    (22,266)   (213,917)    (64,107)     (8,272)
                                                           --------    --------    --------    --------
                                                            (76,365)   (275,003)   (132,812)    (17,138)

Gross profit                                                 17,994      32,044      14,432       1,862
Commission income                                                --       5,644       3,966         512
Selling, general and administrative expenses          3
    - third parties                                          (2,471)    (12,938)     (9,582)     (1,236)
    - fellow subsidiaries                            15      (8,366)    (10,822)     (6,626)       (855)
                                                           --------    --------    --------    --------
                                                            (10,837)    (23,760)    (16,208)     (2,091)

Interest income                                                 284          94          32           4
Interest expense                                     11        (482)     (5,697)     (1,842)       (238)
Other expenses, net                                            (206)       (485)        (46)         (6)
Reorganization expenses                              19          --          --      (1,815)       (234)
                                                           --------    --------    --------    --------

Income/(loss) before income taxes                             6,753       7,840      (1,481)       (191)

Provision for income taxes:                           5
    - Current                                                (1,113)       (965)       (660)        (85)
    - Deferred                                                  (17)       (426)        351          45
                                                           --------    --------    --------    --------
                                                             (1,130)     (1,391)       (309)        (40)
                                                           --------    --------    --------    --------

Income/(loss) before minority interests                       5,623       6,449      (1,790)       (231)
Minority interests                                             (408)     (1,415)      1,766         228
                                                           --------    --------    --------    --------

Net income/(loss)                                             5,215       5,034         (24)         (3)
                                                           ========    ========    ========    ========

Earnings/(loss)  per common and common
    equivalent share (cents)                          2        56.1        54.1        (0.2)         --
                                                           ========    ========    ========    ========
Pro forma loss  per common and
    common equivalent share (cents)                   2         N/A         N/A        (0.2)         --
                                                           ========    ========    ========    ========

                  The accompanying notes form an integral part of these consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE YEARS ENDED MARCH 31, 1995, MARCH 31, 1996 AND MARCH 31, 1997

                             (Amounts in thousands)


                                                          1995        1996         1997        1997
                                                           HK$         HK$          HK$         US$
                                                       --------     --------    --------    --------
Cash flows from operating activities:
Net income/(loss)                                         5,215       5,034         (24)         (3)
Adjustments to reconcile income to net
    cash provided by operating activities:
Minority interests                                          408       1,415      (1,766)       (228)
Depreciation                                                192         456         439          57
Deferred income taxes                                        17         426        (351)        (45)
Loss/(profit) on disposal of fixed assets                    --         113         (72)         (9)
Other                                                        --         209          --          --
(Increase) decrease in current assets:
Accounts receivable                                     (21,881)    (41,286)     64,225       8,287
Inventories                                               5,583      (9,165)      9,425       1,216
Prepaid expenses                                          5,335      (1,406)     (1,967)       (254)
Due from fellow subsidiaries                             (1,268)      5,736     (29,902)     (3,858)
Increase (decrease) in current liabilities:
Accounts payable                                         (6,333)     16,967     (11,148)     (1,439)
Accrued liabilities                                       3,098         583       3,266         421
Income tax payable                                          212         704        (762)        (98)
Due to fellow subsidiaries                               (1,481)     14,587     (14,076)     (1,816)
                                                       --------    --------    --------    --------
Net cash provided by operating activities               (10,903)     (5,627)     17,287       2,231
                                                       --------    --------    --------    --------

Cash flows from investing activities:
Acquisition of fixed assets                              (3,844)     (5,013)     (5,047)       (651)
Payment of deposit for purchase of fixed assets              --      (1,510)     (1,011)       (130)
Proceeds from disposal of fixed assets                       --          --         111          14
Proceeds from disposal of other assets                       --         557          --          --
                                                       --------    --------    --------    --------
Net cash used in investing activities                    (3,844)     (5,966)     (5,947)       (767)
                                                       --------    --------    --------    --------

Cash flows from financing activities:
Capital contribution from a minority
    shareholder of a subsidiary                           5,000          --          --          --
Advances from a minority shareholder                      1,000       6,000          --          --
Advances from holding company                            27,053      19,930      17,861       2,305
Repayment of loan to a minority shareholder                  --          --      (2,158)       (279)
Repayment of loan to holding company                     (9,335)    (40,320)         --          --
Bank loans and overdrafts, secured                      (11,571)     25,275     (23,812)     (3,073)
New issue of common stock                                    --          --           3          --
Dividend paid to a minority shareholder                      --          --        (833)       (107)
                                                       --------    --------    --------    --------
Net cash provided by financing activities                12,147      10,885      (8,939)     (1,154)
                                                       --------    --------    --------    --------

Net increase/(decrease) in cash and cash equivalents     (2,600)       (708)      2,401         310
Cash and cash equivalents, at beginning of year           4,161       1,561         853         110
                                                       --------    --------    --------    --------

Cash and cash equivalents, at end of year                 1,561         853       3,254         420
                                                       ========    ========    ========    ========



                  The accompanying notes form an integral part of these consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     FOR THE YEARS ENDED MARCH 31, 1995, MARCH 31, 1996 AND MARCH 31, 1997

                             (Amounts in thousands)

                                                                                                   Retained
                                                                                                  earnings/
                                                    Preferred         Common    Contributed    (accumulated
                                                        stock          stock        surplus         deficit)
                                                          HK$            HK$            HK$              HK$
                                                 ------------   ------------   ------------    ------------
Balance at March 31, 1994                                  --          3,001             --          (4,160)

Net income                                                 --             --             --           5,215

Distribution to parent (Note 1)                            --             --             --          (4,021)
                                                 ------------   ------------   ------------    ------------

Balance at March 31, 1995                                  --          3,001             --          (2,966)

Net income                                                 --             --             --           5,034
                                                 ------------   ------------   ------------    ------------

Balance at March 31, 1996                                  --          3,001             --           2,068

New issue                                                  --              3             --              --

New issue on conversion of amount due to
    holding company (Note 1)                           26,687             --             --              --

Capital contribution from minority shareholder             --             --          1,530              --

Net loss                                                   --             --             --             (24)
                                                 ------------   ------------   ------------    ------------

Balance at March 31, 1997                              26,687          3,004          1,530           2,044
                                                 ============   ============   ============    ============





                  The accompanying notes form an integral part of these consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)


1.       ORGANIZATION AND BASIS OF PRESENTATION

                  Dransfield China Paper Corporation ("the Company") was incorporated in the British Virgin Islands on June 24, 1996 for the purpose of merging with Dransfield Paper Holdings Limited ("DPHL"), a wholly-owned subsidiary of Dransfield Holdings Limited ("DHL"), a company incorporated in the Cayman Islands and the shares of which are listed for trading on the Hong Kong Stock Exchange.

                  Pursuant to an agreement executed on August 20, 1996 and amended on November 15, 1996 (the Merger Agreement") with DPHL and SuperCorp Inc. ("SuperCorp"), the then controlling shareholder of the Company, the Company merged with DPHL on February 26, 1997 and became a subsidiary of DHL. The officers and directors of DPHL became the officers and directors of the Company, the surviving corporation.

                  Prior to the merger, the Company distributed 500,000 shares of its no par value common stock to shareholders outside the DHL group. On February 26, 1997, DHL exchanged its 80 shares of common stock in DPHL for a total of 9.3 million shares of common stock in the Company and the 2.3 million shares of Series A convertible preferred stock of DPHL issued and outstanding were exchanged for 2.3 million shares of Series A convertible preferred stock of the Company.

                  The Company was a corporate shell and had no business operations at the time it merged with DPHL on February 26, 1997. The merger transaction has been treated as a recapitalization of DPHL with DPHL as the acquirer (reverse acquisition). The historical financial statements of the Company prior to February 26, 1997 are those of DPHL.

                  DPHL was incorporated in the British Virgin Islands on March 11, 1994 and was inactive until May 19, 1994 when it acquired 100% of the issued share capital of Grandom Dransfield (International) and Company Limited ("GDI") and Holdsworth Investments Limited ("Holdsworth") from DHL. DPHL, in consideration for the above acquisition, issued 1 share of common stock at a par value of US$1 to DHL.

                  The Company and its subsidiaries (hereinafter aggregately referred as the "Group") is principally engaged in a single product segment of trading of various types of paper in Hong Kong, Macau and the People's Republic of China ("PRC"). The Group is mainly engaged in the trading of paper handkerchiefs and fine paper which includes box board, art paper and woodfree paper.

                  The acquisition by DPHL of GDI and Holdsworth has been accounted for as a combination of companies under common control in a manner similar to a pooling of interests and accordingly, the historical basis has been used to record the assets and liabilities of GDI and Holdsworth as of March 31, 1995 and 1996 and retroactive effect has been given to account for the operations of GDI and Holdsworth in these financial statements at the historical cost of DHL. Intercompany balances and transactions have been eliminated on consolidation.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (Amounts in thousands, unless otherwise stated and
                  except number of shares and per share data)


1.       ORGANIZATION AND BASIS OF PRESENTATION (continued)

                  The consolidated financial statements have been prepared on a "stand-alone" basis that reflects all costs incurred by the Group in operating the business. Such expenses have been adjusted in the income statements to reflect all of the cost of doing business. The net effect of the above adjustments for the years ended March 31, 1995 and 1996 is reflected as a distribution to parent in the statement of changes in shareholders' equity.

                  The consolidated financial statements were prepared in accordance with U.S. GAAP. This basis of accounting differs from that used in the statutory accounts of the Group which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to accounting principles and practices generally accepted in Hong Kong.

                  The principal adjustments made to conform with the statutory accounts to U.S. GAAP included the following:

         o        Write-off of advertising expenses deferred;
         o        Compensation from related parties; and
         o        Deferred taxation.

                  The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on March 31, 1997 which was US$1.00 = HK$7.7497. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into United States dollars at that rate or any other certain rate on March 31, 1997.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Cash and bank balances

                  Cash and bank balances include cash on hand and demand deposits with banks with an original maturity of three months or less. None of the Group's cash is restricted as to withdrawal or use.

         (b)      Inventories

                  Inventories comprising raw materials held for production and goods held for resale, are stated at lower of cost, on a first-in, first-out basis, or market.

         (c)      Fixed assets and depreciation

                  Property, machinery and equipment are stated at cost less accumulated depreciation. Depreciation of property, machinery and equipment is computed using the straight-line method over the assets' estimated useful life. The principal annual rates used are as follows:

         Land and buildings held in the PRC        Over the period of the
                                                     land use rights

         Buildings                                 4%

         Leasehold improvements                    20% or over the lease terms,
                                                     whichever is shorter

         Furniture, fixtures and
          office equipment                         20%

         Machinery and equipment                   20 - 50%

         Motor vehicles                            20 - 25%

         (d)      Income taxes

                  Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

         (e)      Foreign currency translation

                  Foreign currency transactions are translated into Hong Kong dollars at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Hong Kong dollars at the approximate rates of exchange ruling at that date. Exchange differences are accounted for in the statement of income.

                  On consolidation, the assets and liabilities of overseas subsidiaries are translated to Hong Kong dollars at the approximate rates of exchange ruling at the balance sheet date and the income and expenses of overseas subsidiaries are translated to Hong Kong dollars at the average rate. The resulting translation differences are included in the exchange fluctuation reserve.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         (f)      Operating leases

                  Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to income on the straight-line basis over the lease terms.

         (g)      Revenue recognition

                  Revenue from sales of goods are recognized on delivery to third party customers. Commission income is recognized as the services are provided.

         (h)      Advertising expenses

                  Advertising expenses, net of cooperative advertising reimbursements, are charged to the statement of income when incurred.

         (i)      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from stated estimates.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          (j)     Earnings/(loss) per common and common equivalent share

                  The earnings per common share for the years ended March 31, 1995 and 1996 were computed by dividing net income by 9.3 million shares of common stock on the assumption that such shares issued to DHL upon the effectiveness of the merger had existed at April 1, 1994.

                  The loss per common and common equivalent share for the year ended March 31, 1997 was computed by dividing net loss applicable to common and common equivalent shares by the weighted average number of 9,606,849 shares of common stock and common stock equivalents outstanding during the year on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996. The number of shares issuable on conversion of the Series B preferred stock was added to the number of shares of common stock. The conversion of the 2.3 million shares of Series A preferred stock and the exercise of warrants were not assumed in the calculation of loss per common and common equivalent share because the effect would have been antidilutive.

                  The pro forma loss per common and common equivalent share for the year ended March 31, 1997 is based on the net loss applicable to common and common equivalent share of HK$24, the weighed average number of shares of common stock and common stock equivalents as set out above, and the issuance of one million shares of common stock to DHL at US$5 per share on conversion of HK$38,685 (US$5,000) of the amount due to the holding company, and the issuance of one million shares of common stock to DHL at US$4.25 per share on conversion of HK$32,936 (US$4,250) of the amount due to the holding company (see note 24). The pro forma loss per common and common equivalent share is determined on the assumption that the two million shares of common stock issued to DHL on conversion of the amount due to the holding company had existed at April 1, 1996.

                  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per share" ("FAS 128"), which is required to be adopted on March 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS 128 on the calculation of earnings per share for the year ended March 31, 1997 is not expected to be material


3.       SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                  Year ended March 31,
                                                           1995       1996      1997     1997
                                                            HK$        HK$       HK$      US$
                                                          ------     ------    ------   ------
Selling, general and administrative expenses:
    Depreciation                                              192       456        94       12
    Advertising expenses                                    1,383       599       825      106
    Exchange loss/(gain), net                                 (36)     (680)      187       24
                                                           ======    ======    ======   ======

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


4.       SUPPLEMENTAL CASH FLOW INFORMATION

                                                            Year ended March 31,
                                                     1995     1996     1997     1997
                                                      HK$      HK$      HK$      US$
                                                    ------   ------   ------   ------
Cash paid during the year for:
    Interest                                           687    6,805    4,687      605
    Income taxes                                       901      149    1,422      183
                                                    ======   ======   ======   ======
Non cash investing and financing activities:
    Loan from a related company
       financed by a loan to a
       related company - note 10                        --    6,230    7,136      921
    Fixed assets paid by
       holding company                               9,035   27,698   46,999    6,792
    Fixed assets paid by certain
       fellow subsidiaries                              --       --   12,203    1,575
    Issuance of preferred stock on
       conversion of the amount
       due to holding company                           --       --   26,687    3,444
    Compensation from a minority
       shareholder - note 23                            --       --    2,747      354
                                                    ======   ======   ======   ======


5.       INCOME TAXES

                  The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

                  Grandom Dransfield (International) and Company Limited and Dransfield Paper (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

                  Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA"), a 66.7% subsidiary of the Company, was incorporated in the Republic of Singapore and is subject to Singapore tax and under the current Singapore tax law, any income accrued in, derived from or received in Singapore is subject to Singapore tax at a rate of 27%.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


5.       INCOME TAXES (continued)

                  Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at March 31, 1997.

                  Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16.5% (1996: 16.5% and 1995: 16.5%) to income before taxes as follows:



                                                               Year ended March 31,
                                                    1995        1996        1997        1997
                                                     HK$         HK$         HK$         US$
                                                  --------    --------    --------    --------
Computed expected income taxes                      (1,114)     (1,294)        244          31
Non-deductible losses of subsidiaries                  (31)       (126)       (522)        (67)
Difference between Hong Kong statutory
    rate and Singapore statutory tax rate               --         (10)        (40)         (5)
Other                                                   15          39           9           1
                                                  --------    --------    --------    --------
                                                    (1,130)     (1,391)       (309)        (40)
                                                  ========    ========    ========    ========


                  The deferred tax asset arises from temporary difference associated with tax losses carried forward.


6.       ACCOUNTS RECEIVABLE, NET

Accounts receivable are comprised of:                           March 31,
                                                       1996       1997        1997
                                                        HK$        HK$         US$
                                                     --------   --------    --------
Accounts receivable - trade                            85,480     21,305       2,749
Less: Allowance for doubtful debts                         --        (50)         (6)
                                                     --------   --------    --------

Accounts receivable, net                               85,480     21,255       2,743
                                                     ========   ========    ========
Movement of allowance for doubtful debts
Balance as at April 1,                                     --         --          --
Provided during the year                                   --         50           6
                                                     --------   --------    --------

Balance as at March 31,                                    --         50           6
                                                     ========   ========    ========

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


7.       INVENTORIES, NET

Inventories are comprised of:                                    March 31,
                                                       1996        1997        1997
                                                        HK$         HK$         US$
                                                     --------    --------    --------
Raw materials                                           1,299       2,207         285
Finished goods                                         21,269      11,496       1,483
Less: Allowance for obsolescence                         (702)     (1,262)       (163)
                                                     --------    --------    --------

Inventories, net                                       21,866      12,441       1,605
                                                     ========    ========    ========
Movement of allowance for obsolescence
Balance as at April 1,                                     --         702          91
Provided during the year                                  702         710          92
Deduction during the year                                  --        (150)        (20)
                                                     --------    --------    --------

Balance as at March 31,                                   702       1,262         163
                                                     ========    ========    ========


8.       DUE FROM (TO) FELLOW SUBSIDIARIES

                  Balances with fellow subsidiaries are unsecured, interest-free and repayable within one year. The Group utilized the banking facilities of certain fellow subsidiaries and the interest incurred on the banking facilities were reimbursed by the Group.


9.       FIXED ASSETS

                                                                  March 31,
                                                        1996        1997        1997
                                                         HK$         HK$         US$
                                                     --------    --------    --------
Land and buildings                                     18,325      38,304       4,943

Leasehold improvement                                     132         278          36
Machinery and equipment                                38,596      81,803      10,555
Motor vehicles                                            819         797         103
Furniture, fixtures and office equipment                1,303       3,533         456
                                                     --------    --------    --------
                                                       59,175     124,715      16,093

Less: Accumulated depreciation                         (1,295)     (1,554)       (201)
                                                     --------    --------    --------

                                                       57,880     123,161      15,892
                                                     ========    ========    ========

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


9.       FIXED ASSETS (continued)

                  The Group's land and buildings are located in the PRC and held under land use rights of 50 years from December 1, 1992 to November 30, 2041.

                  During the year, no depreciation was provided on the machinery and equipment as they have not been put into use at the balance sheet date. No depreciation was provided on the land and buildings and machinery and equipment in 1995 and 1996 as they had not been put into use at the respective balance sheet dates. The carrying value of assets which are under construction at the balance sheet date amounted to HK$101,339 (1996: HK$56,921).


10.      LOANS WITH A RELATED COMPANY

                  In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

                  The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 per cent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

                  As at March 31, 1997, the Company advanced HK$13,366 (US$1,725) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$13,366 (US$1,725) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment terms.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


11.      BANK BORROWINGS

                  The Company and its principal subsidiaries obtained certain working capital credit facilities from a banker, representing letters of credit of HK$115 million (US$14.8 million). As at March 31, 1997, the unutilized credit facilities amounted to HK$107 million (US$13.8 million). The credit facilities are collateralized by:

         (a) corporate guarantees given by DHL to the extent of HK$79 million (US$10.2 million);

         (b) personal guarantees given by a minority shareholder of a subsidiary to the extent of HK$40 million (US$5.2 million); and

         (c) a charge over a bank deposit of HK$3 million (US$387) plus accrued interest held by the above minority shareholder of a subsidiary.

                  In addition, the Company and its principal subsidiaries also obtained working capital credit facilities from several banks which are shared with DHL and certain of the Company's fellow subsidiaries (the "Shared Facilities"). These facilities comprise short-term loans and overdrafts of HK$35 million (US$4.5 million) and letters of credit of HK$52 million (US$6.7 million). As at March 31, 1997, the unutilized amount of the Shared Facilities amounted to HK$61 million (US$7.9 million) representing short-term loans and overdrafts of HK$22 million (US$2.8 million) and letters of credit of HK$39 million (US$5 million). As at March 31, 1997, the Company and its subsidiaries have not drawn down the Shared Facilities. The Shared Facilities are collateralized by:

         (a) a corporate guarantee given by DHL to the extent of HK$60 million (US$7.7 million);

         (b) a corporate guarantee given by a fellow subsidiary to the extent of HK$21 million (US$2,710); and

         (c) unlimited cross guarantees given by certain subsidiaries of the Company and a fellow subsidiary.

                  The weighted average interest rates on bank borrowings as at the balance sheet date are as follows:


                                                        March 31,
                                                   1996           1997
                                                   ----           ----
          Interest on bank loans and overdrafts      9%             9%

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


11.      BANK BORROWINGS (continued)

                  Interest expense on bank loans, net of the amounts capitalized, is as follows:

                                              Year ended March 31,
                                     1995        1996       1997        1997
                                      HK$         HK$        HK$         US$
                                  --------    --------    --------    --------
Interest incurred                      687       6,805       4,687         605
Interest capitalized                  (205)     (1,108)     (2,845)       (367)
                                  --------    --------    --------    --------

Interest expense                       482       5,697       1,842         238
                                  ========    ========    ========    ========


12.      DUE TO HOLDING COMPANY

                  The holding company has agreed that it will not demand payment of the amount prior to April 1, 1998. The Group utilized the banking facilities of the holding company and the interest incurred on the banking facilities were reimbursed by the Group.


13.      DUE TO A MINORITY SHAREHOLDER

                  The balance at March 31, 1997 represents a loan from a minority shareholder. The balance is unsecured, interest-free and is repayable within one year. The balance at March 31, 1996 represented loans from a minority shareholder and a director of a subsidiary, amounting to HK$5 million (US$646) and HK$2 million (US$259), respectively. The balances were unsecured and interest-free.


14.      COMMITMENTS AND CONTINGENCIES

                  Capital commitments

                  As of March 31, 1997, the Group had outstanding capital commitments of HK$7.5 million (US$968).

                  Contingencies

                  A subsidiary provided guarantees to certain banks for banking facilities granted to DHL and DHL group of companies for an unlimited amount as at March 31, 1997. The amount of banking facilities utilized by DHL group of companies as at March 31, 1997 is HK$46.9 million (US$6.1 million). Besides, another subsidiary also provided a guarantee to a bank for a supplier for an amount of HK$2 million (US$258) which was not utilized by the supplier as at March 31, 1997.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


15.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

                  The major related party transactions are described in further detail below. Management believes that the methods used in allocating costs are reasonable.

                                                          Year ended March 31,
Nature of transactions                   Notes      1995     1996     1997     1997
                                                     HK$      HK$      HK$      US$
                                         -----     ------   ------   ------   ------
Revenue:
Sales of products                          (a)      5,314    7,480   80,180   10,346
                                                   ======   ======   ======   ======
Expenses:
Electronic data processing and
    accounting services charges            (b)      1,425    2,312      801      103
Storage and delivery charges               (c)      4,436    7,069    5,561      718
Equipment rental                           (d)        434      105       55        7
Operating lease rental for land
    and building                           (e)      2,071    1,336      209       27
                                                   ------   ------   ------   ------
                                                    8,366   10,822    6,626      855
                                                   ======   ======   ======   ======

         (a)      Sales of products

                  The Group sold products to Victorison Marketing Limited and Dransfield Pacific Limited, fellow subsidiaries of the Company at cost plus 3% (3% to 6% in 1995 and 3% in 1996). Commencing April 1, 1996, the Group sold products to Dransfield Trading Limited ("DTL") at cost plus 18%. Under this arrangement, DTL is responsible for the marketing and distribution of the Group's paper handkerchief products. The mark-up is established based on the margins achieved by DTL on sales to ultimate customers after taking into account marketing and distribution costs incurred by DTL.

         (b)      Electronic data processing and accounting services charges

                  Dransfield Secretarial & Administrative Services Limited, a fellow subsidiary of the Company, provides various administrative services to the Group including electronic data processing, accounting, shipping, personnel, legal and general administrative services. The service fee charged by the fellow subsidiary is based on apportioned salary costs on the basis of estimated time incurred and cost of other resources consumed to provide these services to the Group.

         (c)      Storage and delivery charges

                  Victorison Logistics Limited, a fellow subsidiary of the Company, provide storage and delivery services to the Group at agreed prices, which, in the opinion of the management, approximate prices negotiated with third parties on an arm's length basis.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


15.      RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (continued)

         (d)      Equipment rental

                  The equipment rental is paid to A. Dransfield & Company, Limited, a fellow subsidiary of the Company, at the rate equivalent to the depreciation of the equipment over its estimated useful live.

         (e)      Operating lease rental for land and building

                  The rental under operating leases is paid to Well Assessed Limited, a fellow subsidiary of the Company based on the actual floor area occupied by the Group at agreed rates, which, in the opinion of the management, approximate rates negotiated with third parties on an arm's length basis.


16.      FINANCIAL INSTRUMENTS

                  The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amounts of the Company's borrowings approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.

                  The carrying amount reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.


17.      CONCENTRATION OF RISK

         Concentration of credit risk:

                  The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

                  The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


17.      CONCENTRATION OF RISK (continued)

                  Current vulnerability due to certain concentrations:

                  The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.


18.      PENSION SCHEME

                  The Group is a member of a defined contribution pension scheme of DHL (the "Scheme"). All the full time permanent staff in Hong Kong, after completion of one year's service, are eligible to join the Scheme. The participants contribute 5% of their basic monthly salaries to the Scheme while the Group contributes 5% to 6.5% of the basic monthly salaries of the participants depending on the number of years of employment of individual participants and such contributions are charged to the profit and loss account as they become payable in accordance with the rules of the Scheme. When an employee leaves the Scheme prior to his/her interest in the Group employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amount of forfeited contributions. Pension scheme expenses, net of forfeited contributions, is HK$62, HK$44 and HK$15 for the years ended March 31, 1995, 1996 and 1997.


19.      REORGANIZATION EXPENSES

                  The amount represents the costs incurred in connection with the reverse acquisition transaction.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


20.      SEGMENT REPORTING AND MAJOR SUPPLIERS

                  The Group operates in three industry segments, paper distribution, paper merchanting and paper manufacturing. Operations in paper distribution include the distribution of paper handkerchiefs. Operations in paper merchanting include the buying and selling of paper both on an indent basis and on an agency basis. Management believes that the operations in paper merchanting activities are incidental to the core business. The Group is in the process of setting up a paper manufacturing facility and operations have not commenced.

                  Operating profit is total revenue less operating expenses, excluding interest expense and general corporate expenses. Identifiable assets by industry segment include assets directly identified with those operations. Corporate assets consist primarily of prepayments and deposits. Information about the Group's operations in different industry segments were as follows:

                                                  1995        1996        1997        1997
                                                   HK$         HK$         HK$         US$
                                                --------    --------    --------    --------
NET SALES AND OTHER INCOME

Distribution of paper handkerchiefs
    - third parties                               64,829      68,062          --          --
    - fellow subsidiaries                          5,314       7,480      80,180      10,346
                                                --------    --------    --------    --------
                                                  70,143      75,542      80,180      10,346

Paper merchanting                                 24,500     237,243      67,064       8,654
                                                --------    --------    --------    --------

TOTAL REVENUE                                     94,643     312,785     147,244      19,000
                                                ========    ========    ========    ========


OPERATING PROFIT
Distribution of paper handkerchiefs                5,706       4,296       5,961         769
Paper merchanting                                  1,529       9,241      (2,926)       (377)
Paper manufacturing                                   --          --        (591)        (76)
                                                --------    --------    --------    --------

TOTAL OPERATING PROFIT                             7,235      13,537       2,444         316

Corporate office expenses                             --          --        (268)        (35)
Reorganization expenses                               --          --      (1,815)       (234)
Interest expense                                    (482)     (5,697)     (1,842)       (238)
                                                --------    --------    --------    --------

INCOME/(LOSS) BEFORE INCOME TAXES                  6,753       7,840      (1,481)       (191)
                                                ========    ========    ========    ========

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


20.      SEGMENT REPORTING AND MAJOR SUPPLIERS (continued)

                                                 1995       1996        1997       1997
                                                  HK$        HK$         HK$        US$
                                                --------   --------   --------   --------
IDENTIFIABLE ASSETS

    Distribution of paper handkerchiefs           35,967     20,499     22,979      2,965
    Paper merchanting                             29,990     90,594     44,350      5,723
    Paper manufacturing                           25,561     64,308    141,944     18,316
                                                --------   --------   --------   --------
                                                  91,518    175,401    209,273     27,004

    General corporate assets                          --      1,176        193         25
                                                --------   --------   --------   --------

TOTAL ASSETS                                      91,518    176,577    209,466     27,029
                                                ========   ========   ========   ========

DEPRECIATION AND AMORTIZATION

Distribution of paper handkerchiefs                  185        143         29          4
Paper merchanting                                      7        313         65          8
Paper manufacturing                                   --         --        345         45

CAPITAL EXPENDITURES

Distribution of paper handkerchiefs                  679          6         --         --
Paper merchanting                                     73        381        493         64
Paper manufacturing                               12,999     32,468     65,213      8,415
General corporate assets                              --         --         53          7


                  The Group's business is conducted in Hong Kong, Macau and the other parts of the PRC. The sales to Macau and the other parts of the PRC during the three years ended March 31, 1997 were insignificant. There is no single customer who accounted for more than 10% of net sales for the three years ended March 31, 1997.

                  In 1995, the Group purchased substantially all of its merchandise from two suppliers. In 1996, the Group had three suppliers who accounted for approximately 57% of total purchases. In 1997, the Group had three suppliers who accounted for approximately 75% of total purchases.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


21.      COMMON STOCK OPTIONS AND WARRANTS

                  Prior to the merger, the Company issued to the then existing shareholders, 500,000 callable common stock purchase warrants which entitle the registered holders to purchase common stock of the Company at a price of US$5.50 per share at any time on or before August 23, 1998. 446,004 common stock purchase warrants of the Company were issued to DHL on February 26, 1997 in accordance with the terms of the Merger Agreement. The callable warrants are subject to call by the Company on not less than 30 days' notice provided that the closing bid price of the common stock of the Company as reported on the Nasdaq Stock Market averages US$8 a share or above for the ten consecutive trading days ending on the day prior to the date on which the notice of call is given.

                  At the balance sheet date, the Company had 946,004 common stock purchase warrants outstanding.

                  On November 20, 1996, the then sole director of the Company adopted a stock option plan (the "Plan") whereby nontransferable options may be granted by the directors to employees and executive officers of the Company. The options are for 4-year terms but may not be exercised during the first year. The exercise price for each option shall be set by the directors but may not be less than 80 percent of the average or closing price of the Company's common stock during the five trading days prior to the grant of the option. The total number of shares of common stock which can be subject to the options at any time, both under this plan and otherwise, shall not exceed 10 percent of the number of shares of common stock then outstanding. No person can be granted options which, if fully exercised, would result in that person owning more than 25 percent of the outstanding shares of common stock after such exercise. No options have been granted under the Plan by the Company during the year.

22.      PREFERRED STOCK

                  The holders of the Series A convertible preferred stock are entitled to receive, out of surplus, a cumulative dividend at the rate of US$0.15 per share per annum and, after the payment of this dividend, they are entitled to participate in dividends set apart or paid on other capital stock of the Company on the same basis as the holders of the Company's common stock. In case of liquidation of the Company, these preferred stock holders shall be entitled to receive US$1.50 for each share of the Series A convertible preferred stock before any distribution of the assets of the Company to other capital stock holders, plus all accrued and unpaid dividends declared hereon and other considerations before the other capital stockholders share in the liquidation of the assets. This class of preferred stock is convertible at the option of the holders into one share of common stock of the Company and has equal voting rights with the common stockholders.

                  At the balance sheet date, the aggregate and per share amount of the cumulative dividends in arrears was HK$1,531 (US$198) and HK$0.67 (US$0.09), respectively.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


23.      CONTRIBUTED SURPLUS

                  The amount represents a compensation from a minority shareholder of HK$2,747, net of related tax expense of HK$453 and minority interests thereon of HK$764, which has been accounted for as a capital transaction during the year.


24.      SUBSEQUENT EVENTS (UNAUDITED)

         (A) On May 30, 1997, the Company issued 2.3 million shares of common stock to DHL on conversion of its 2.3 million shares of Series A convertible preferred stock and issued an additional one million shares of common stock to DHL at US$5 per share on conversion of HK$38,685 (US$5,000) of the amount due to the holding company.

                          On September 19, 1997, the Company issued one million
                  shares of common stock to DHL at US$4.25 per share on conversion of HK$32,936 (US$4,250) of the amount due to the holding company.


         (B) In early June 1997, the Company issued 150,000 new shares of common stock at US$5 per share and is currently in the progress of a public offering of 150,000 additional new shares of common stock of the Company at US$5 per share. The Company filed a registration statement on Form F-1 with the Securities and Exchange Commission on June 12, 1997 to register these 300,000 new shares of common stock, 38,428 shares of common stock held by two shareholders, 946,004 callable common stock purchase warrants and 946,004 shares of common stock of issuable upon exercise of the callable common stock purchase warrants.

         (C)      Acquisition and disposal of subsidiaries

                          On March 27, 1997, the Company entered into a sale
                  and purchase agreement to acquire the remaining 33.3% interest in CS Paper Holdings (International) Limited, a 66.7% subsidiary of the Company, and certain of its wholly-owned subsidiaries (collectively the "CSP Group") and to dispose of Dransfield Paper (S.E.A.) Pte. Limited ("DPSEA") and Central National Hong Kong Limited ("CN"), subsidiaries in which the group have 66.7% and 34% equity interests, respectively. The consideration for the disposal of DPSEA was HK$0.001. The consideration for the acquisition of the CSP Group and the disposal of CN was based on the net book value of the respectively companies as at 30 September 1996.

                          The amount of consideration payable to the minority
                  shareholder of HK$3,000 was settled in cash subsequent to the balance sheet date.

                          As at the balance sheet date, the net book values of
                  minority interests being acquired and the subsidiaries being disposed of amounted to HK$5,212 and HK$234, respectively. The CSP Group contributed revenues of HK$65,166 and net loss of HK$3,833 to the group in the current year. The subsidiaries being disposed of contributed revenues of HK$5,276 and net income of HK$130 to the group in the current year.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (Amounts in thousands, except number of shares and per share data)


23.      SUBSEQUENT EVENTS (continued)

              The agreement was conditional on the shareholders of the DHL passing, at an extraordinary general meeting, an ordinary resolution approving the agreement and the transactions. The agreement was declared unconditional on 9 May 1997 pursuant to a shareholders resolution.


24.      COMPARATIVE AMOUNTS

              Certain comparative amounts have been reclassified to conform with the current year presentation.

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

  1 Modification to Exhibit 21 previously filed as part of Form S-1 (Commission File No. 333-11637) - List of all subsidiaries of Dransfield China Paper Corporation.

  2 Contracts and other documents of a character required to be filed as an exhibit to an original registration statement which were executed or in effect during the last fiscal year and not previously filed.

                  None.

  3 List of all parents or subsidiaries of the registrant. This is filed as Exhibit 1 above as a modification to a previously filed exhibit.